FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2026

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Director/PDMR Shareholding

6 March 2026

Transactions by Persons Discharging Managerial Responsibilities

AstraZeneca PLC (the Company) announced that, on 4 March 2026, certain Persons Discharging Managerial Responsibilities of the Company (PDMRs) were granted awards of the Company's ordinary shares of $0.25 each (Ordinary Shares) under the terms of the AstraZeneca Deferred Bonus Plan (AZDBP) and the AstraZeneca Performance Share Plan (AZPSP), as detailed in the table below.

PDMR	Position	Ordinary Shares granted under the AZDBP	Ordinary Shares granted under the AZPSP	Award price per Ordinary Share
Pascal Soriot	Executive Director and Chief Executive Officer	13,970	89,611	£152.42
Aradhana Sarin	Executive Director and Chief Financial Officer	5,258	37,135	£152.42

The AZDBP award represents the portion of each PDMR's annual bonus for 2025 that they are required to defer into shares. The Ordinary Shares granted under the AZDBP are subject to a three-year holding period and are due to vest on the third anniversary of grant.

The AZPSP award is subject to a combination of performance measures focused on scientific, commercial, financial and sustainability performance. The performance measures will be assessed over a three-year performance period (1 January 2026 to 31 December 2028). The Ordinary Shares granted under the AZPSP are subject to a two-year holding period following the performance period, and are due to vest on the fifth anniversary of grant.

Details of the performance measures attached to the AZPSP award can be found in the Directors' Remuneration Report within the AstraZeneca Annual Report and Form 20-F Information 2025, which is available on the Company's website at www.astrazeneca.com/annualreport2025

Further details are set out in the attached notification, made in accordance with the requirements of the EU Market Abuse Regulation (as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018).

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Pascal Soriot
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	AstraZeneca PLC
b)	LEI	PY6ZZQWO2IZFZC3IOL08
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.25 each in AstraZeneca PLC GB0009895292
b)	Nature of the transaction	Grants of share awards under the AstraZeneca Deferred Bonus Plan and the AstraZeneca Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£152.42	103,581
d)	Aggregated information - Aggregated volume - Price	Not applicable - single transaction
e)	Date of the transaction	4 March 2026
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Aradhana Sarin
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	AstraZeneca PLC
b)	LEI	PY6ZZQWO2IZFZC3IOL08
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.25 each in AstraZeneca PLC GB0009895292
b)	Nature of the transaction	Grants of share awards under the AstraZeneca Deferred Bonus Plan and the AstraZeneca Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£152.42	42,393
d)	Aggregated information - Aggregated volume - Price	Not applicable - single transaction
e)	Date of the transaction	4 March 2026
f)	Place of the transaction	Outside a trading venue

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca's innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Social Media @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Matthew Bowden
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 06 March 2026

By: /s/ Matthew Bowden
Name: Matthew Bowden
Title: Company Secretary